Mail Stop 6010

August 3, 2006

Mr. David A. Tenwick
Chairman
Adcare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio 45502-9032

Re: Adcare Health Systems, Inc.
          Supplemental Letter of Response dated July 21, 2006
          File No. 333-131542

Dear Mr. Tenwick:

        We have reviewed your submission and have the following comments on the financial statement comments we agreed to address supplementally. This letter does not address any other matters contained in your supplemental response to us. Any information contained in your letter that is not addressed below should be addressed in the letter of response you include with your next pre-effective amendment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition, page 16

<u>Liquidity and Capital Resources, page 22</u>

1.   We note that your liquidity and capital resources discussion does not address the offer to purchase the minority interests. As this event represents a known uncertainty that could materially impact liquidity, please provide a discussion of the possible impact on the company's liquidity, capital resources and results of operations.

<u>Financial Statements, page F-1</u>

<u>Note 1. Description of Business, page F-8</u>

2.   Refer to your responses to our prior comments number seven and eight. Please clarify the following:
   a. Please clarify and revise your disclosure to clarify how you determined the fair value of the options to purchase the minority interest, and how that fair value has changed since the inception of the obligation. Include a discussion of the key assumptions and methodologies used in your determination at each reporting date.
   b. We note that you did not change any of the beginning balances for December 31, 2003 which included the line item "Acquisition of additional investment in subsidiary in excess of book value" in that year. Please explain to us how you included the revised accounting described without affecting these balances.
   c. Please ensure your proposed disclosure complies with paragraph 27 of SFAS 150.

<u>Note 6. Note Receivable, page F-21</u>

3.   Please refer to your response to comment number ten. It appears that you are relying on the benefits of retaining the title to the land as a basis for determining the risk surrounding the ability to collect on the promissory note. Please revise your disclosure to clarify this fact.

<p style="text-align:center">*   *   *   *   *</p>

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

David A. Tenwick
Adcare Health Systems, Inc.
August 3, 2006
Page 3

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tabatha Akins at 202-551-3658 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

                                        Regards,

                                        Jeffrey P. Riedler
                                        Assistant Director

Cc: Michael A. Smith, Esq.
        Carlile Patchen & Murphy LLP
        366 East Broad Street
        Columbus, Ohio 43215